Exhibit 4.1

DESCRIPTION OF SECURITIES

The following description of QDM International Inc.’s (referred to herein as “we,” “our,” “us” or the “Company”) capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and bylaws, as they may be amended from time to time, any certificates of designations through which we may establish the terms and conditions of particular series of preferred stock, other documents governing the terms and conditions of particular securities and applicable provisions of Florida law.

 Defined terms used herein and not defined herein shall have the meaning ascribed to such terms in the Company’s Annual Report on Form 10-K.

Common Stock

As of March 31, 2021, we are authorized to issue 200,000,000 shares of common stock, par value $0.0001 per share, of which 1,688,049 shares of common stock were issued and outstanding. Each share of our common stock is entitled to one vote on all matters submitted to a vote of our stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock that are present in person or represented by proxy. Holders of common stock representing a majority of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive ratably all dividends, if any, as may be declared from time to time by our Board of Directors out of the funds legally available. Our articles of incorporation do not provide for cumulative voting in the election of directors. Holders of common stock have no pre-emptive or conversion rights and there are no redemption provisions applicable to the common stock.

Preferred Stock

Our Board of Directors has the authority, without action by our stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series or classes and to designate the rights, preferences and privileges of each series or class, which may be greater than the rights of our common stock. Of the 5,000,000 shares of preferred stock, 1,000,000 shares are designed as Series A Preferred Stock, 2,000,000 are designated as Series B Preferred and 900,000 are designated as Series C Convertible Preferred Stock. The rights, preferences and privileges of preferred stock could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, the number of shares constituting any class or series and the designation of the class or series. Terms selected by our Board of Directors in the future could decrease the amount of earnings and assets available for distribution to holders of shares of common stock or adversely affect the rights and powers, including voting rights, of the holders of shares of common stock without any further vote or action by the stockholders. As a result, the rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of the Series A Preferred Stock, Series B Preferred Stock, and Series C Convertible Preferred Stock or any other preferred stock that may be issued by us in the future, which could have the effect of decreasing the market price of our common stock.

Series A Preferred Stock

We are authorized to issue 1,000,000 shares of Series A Preferred Stock, none of which was outstanding as of March 31, 2021. Holders of Series A Preferred Stock are not entitled to receive dividends and are subordinated to our common stock and debt obligations. Each share of Series A Preferred Stock is convertible into ten shares of common stock after a one-year holding period. In addition, holders of Series A Preferred Stock have the co-sale right and right of first refusal and will not be required to sell their shares of Series A Preferred Stock on the same terms or conditions of a sale by a majority stockholder. However, holders of Series A Preferred Stock do not have any pre-emptive rights or voting rights.

Series B Preferred Stock

We are authorized to issue 2,000,000 shares of Series B Preferred Stock, of which 13,500 shares were outstanding as of March 31, 2021. Each share of Series B Preferred Stock is entitled to 100 votes on all corporate matters submitted to a vote of the stockholders. Generally, all matters to be voted on by shareholders must be approved by a majority of the shares entitled to vote. Holders of Series B Preferred Stock are not entitled to receive dividends and are subordinated to our common stock and debt obligations. Holders of Series B Preferred Stock have the co-sale right and right of first refusal and will not be required to sell their shares of Series B Preferred Stock on the same terms or conditions of a sale by a majority stockholder. However, holders of Series B Preferred Stock do not have any conversion rights, pre-emptive rights or voting rights.

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Series C Preferred Stock

 We are authorized to issue 900,000 shares of Series C Preferred Stock, of which 900,000 shares were outstanding as of March 31, 2021. Some of the rights, preferences, privileges, and restrictions applicable to the Series C Preferred Stock are described below.

Dividend. The holders of Series C Preferred Stock will be entitled to receive any dividends or distributions paid in respect of the common stock on an as-converted basis.

Voting. Except as provided in the Certificate of Designation or as otherwise required by law, holders of Series C Preferred Stock will be entitled to vote, together with the holders of common stock, on an as-converted basis on all matters submitted to a vote of the holders of common stock.

Conversion. Each share of Series C Preferred Stock is convertible into common stock at an initial conversion rate of 1-for-11. The conversion rate is subject to proportionate adjustments for stock splits, reverse stock splits and similar events. However, the Company will not effect any conversion of the Series C Preferred Stock if, after giving effect to such conversion, the Company will fail to maintain a freely traded public float of at least 10% of the total shares issued and outstanding of its common stock trading on OTCQB (or a freely traded public float of at least 5% if the Company has a minimum of $2 million in market value of the public float) under the Standards for Continued Eligibility of the OTCQB Standards.

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